EXHIBIT 99.1

SKF Nine-month report 2004 Strong profit and sales development in the third quarter

SKF reports for the third quarter of 2004 a 14.1% increase in sales, measured in local currencies, compared to the same period in 2003. The operating margin for the quarter was 10.6% (8.4). The price/mix increased by 2.3%. Cash flow continued to be strong.

-- The SKF Group reports a profit before taxes for the third quarter 2004 of MSEK 1 111 (697), an increase of 59%. The profit for the first nine months of 2004 was MSEK 2 982 (2 314).

-- Net profit for the third quarter amounted to MSEK 705 (503). Net profit for the first nine months was MSEK 2 091 (1 634).

-- Earnings per share for the third quarter were SEK 6.20 (4.42), and for the first nine months, SEK 18.37 (14.35).

-- Net sales for the third quarter amounted to MSEK 11 184 (10 059), and for the first nine months to MSEK 33 290 (31 132).

The operating profit for the third quarter 2004 was MSEK 1 190 (841), and for the first nine months, MSEK 3 259 (2 730). The operating margin for the third quarter of 2004 amounted to 10.6% (8.4), and for the first nine months to 9.8% (8.8). Cash flow, after investments before financing, for the third quarter was MSEK 582 (982), and for the first nine months, MSEK 1 621 (1 539). Cash flow, after investments before financing and acquisitions, was in the third quarter MSEK 1 210 (982).

The increase of 11.2% in net sales for the third quarter, in SEK, was attributable to: volume 9.6%, structure 2.2%, price/mix 2.3% and currency effect -2.9%. For the first nine months, the increase of 6.9%, in SEK, was attributable to: volume 7.7%, structure 0.7%, price/mix 1.8% and currency effect -3.3%.

Sales development Net sales for the SKF Group in the third quarter, calculated in local currencies, were 14.1% above the sales for the third quarter last year. Sales were significantly higher in Europe and higher in North America. Sales were significantly higher in Asia and Latin America.

The manufacturing level for the third quarter 2004 was unchanged compared to the previous quarter, but significantly higher than for the same quarter the previous year.

Outlook for the fourth quarter The market demand for SKF's products and services is expected to continue to be higher in Europe and North America and significantly higher in Asia and Latin America.

The manufacturing level during the fourth quarter will be unchanged compared to the third quarter, but higher than for the same quarter the previous year.

Aktiebolaget SKF, 415 50 Goteborg, tel: +46 31 337 1000, fax +46 31 337 2832, www.skf.com